SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31029; 812-14144]

Steben Select Multi-Strategy Fund and Steben & Company, Inc.; Notice of Application

April 25, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest ("Shares") and to impose asset-based service and/or distribution fees and contingent deferred sales loads ("CDSCs").

Applicants: Steben Select Multi-Strategy Fund (the "Fund") and Steben & Company, Inc. (the "Adviser").

Filing Dates: The application was filed on April 5, 2013, and amended on March 21, 2014 and April 17, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 20, 2014, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Francine J. Rosenberger, Esq., Steben & Company, Inc., 9711 Washingtonian Boulevard, Suite 400, Gaithersburg, MD 20878.

For Further Information Contact: Mark N. Zaruba, Senior Counsel, at (202) 551-6878 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	The Fund is a continuously offered non-diversified closed-end management investment company registered under the Act and organized as a Delaware statutory trust. The Fund operates as a feeder fund in a master-feeder structure and invests substantially all of its assets in the Steben Select Multi-Strategy Master Fund (the "Master Fund"). The Master Fund invests in non-traditional or "alternative" strategies which may include investment funds commonly referred to as "hedge funds."

2.	The Adviser, a Maryland corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 and will serve as investment adviser to the Fund. A broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act") will act as the principal underwriter for the distribution of Shares[1] of the Fund (the "Distributor"). The Adviser, which is a registered broker-dealer, may serve as the Distributor or the Distributor may be an affiliated person, as defined in section 2(a)(3) of the Act, of the Adviser.

3.   The Fund continuously offers its Shares to the public under the Securities Act of 1933, as amended. Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. Applicants do not expect that any secondary market will develop for the Shares.

4.   The Fund currently offers a single class of Shares at net asset value per share plus a servicing fee.[2] The Fund proposes to offer multiple classes of Shares at net asset value per share that may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee, a minimum purchase requirement and/or an Early Withdrawal Fee (defined below), in each case as set forth in the Fund's prospectus.

5.   In order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then current net asset value in accordance with rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund's board of trustees ("Board"), in its sole discretion.[3] The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to repurchase Shares from shareholders quarterly.

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[1] "Shares" includes any other equivalent designation of a proportionate ownership interest of the Fund (or any other registered closed-end management investment company relying on the requested order).

[2] Before relying on the relief requested in the application, the Fund will convert the servicing fee currently charged to holders of its current class of Shares to an asset-based service and/or distribution fee that complies with rule 12b-1 under the Act.

[3] Shares will be subject to an early withdrawal fee at a rate of 2% of the aggregate net asset value of the shareholder's Shares repurchased by the Fund (the "Early Withdrawal Fee") if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. The Early Withdrawal Fee will apply equally to all shareholders of the Fund, regardless of class, consistent with

6.   Applicants request that the order also apply to any other continuously offered

registered closed-end management investment company existing now or in the future for which

the Adviser or any entity controlling, controlled by, or under common control with the Adviser

acts as investment adviser, and which provides periodic liquidity with respect to its Shares

through tender offers conducted in compliance with rule 13e-4 under the 1934 Act.[4]

7.   Applicants represent that any asset-based service and/or distribution fees will comply

with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830") as if that rule applied to the Fund.[5]

Applicants also represent that the Fund will disclose in its prospectus, the fees, expenses and

other characteristics of each class of Shares offered for sale by the prospectus as is required for

open-end multiple class funds under Form N-1A. As is required for open-end funds, the Fund

will disclose its expenses in shareholder reports, and disclose any arrangements that result in

breakpoints in or elimination of sales loads in its prospectus.[6] The Fund will also comply with

any requirements that may be adopted by the Commission or FINRA regarding disclosure at the

point of sale and in transaction confirmations about the costs and conflicts of interest arising out

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section 18 of the Act and rule 18f-3 under the Act. To the extent the Fund determines to waive, impose scheduled
variations of, or eliminate the Early Withdrawal Fee, it will do so consistently with the requirements of rule 22d-1
under the Act and apply uniformly to all shareholders of the Fund.

[4] The Fund and any other investment company relying on the requested relief will do so in a manner consistent with
the terms and conditions of the application. Applicants represent that any person presently intending to rely on the
requested relief is listed as an applicant.

[5] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the
Financial Industry Regulatory Authority ("FINRA").

[6] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies,
Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment
companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual
Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end
investment companies to provide prospectus disclosure of certain sales load information).

of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund.[7]

8.   The Fund will allocate all expenses incurred by it among the various classes of Shares based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

9.   In the event the Fund imposes a contingent deferred sales charge ("CDSC"), the applicants will comply with the provisions of rule 6c-10 under the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

   Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Fund may be prohibited by section 18(c).

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[7] See, e.g., Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Fund to issue multiple classes of Shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.	Applicants believe that the requested relief meets the standards of section 6(c) of the

Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs,

subject to certain conditions. Applicants state that any CDSC imposed by the Fund will comply

with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies.

The Fund also will disclose CDSCs in accordance with the requirements of Form N-1A

concerning CDSCs as if the Fund were an open-end investment company. Applicants further

state that the Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC)

uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-

1 under the Act.

Asset-Based Service and/or Distribution Fees

1.	Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of

a registered investment company or an affiliated person of such person, acting as principal, from

participating in or effecting any transaction in connection with any joint enterprise or joint

arrangement in which the investment company participates unless the Commission issues an

order permitting the transaction. In reviewing applications submitted under section 17(d) and

rule 17d-1, the Commission considers whether the participation of the investment company in a

joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of

the Act, and the extent to which the participation is on a basis different from or less

advantageous than that of other participants.

2.	Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to

permit open-end investment companies to enter into distribution arrangements pursuant to rule

12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the

Act to permit the Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

Applicants' Condition:

The Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary